May 4, 2006

VIA FACSIMILE (202) 772-9209 AND EDGAR

Mr. Steven Jacobs

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC  20549

Re:                               Fog Cutter Capital Group Inc., Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-23911)

Dear Mr. Jacobs:

This letter sets forth the response of Fog Cutter Capital Group Inc., a Maryland corporation (the “Company”), to the comments set forth in the Staff’s letter dated April 20, 2006 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2006 (the “Form 10-K”). For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Note 4 - Business Combinations, page F-12

Comment No. 1

We note that you acquired controlling interests in Fatburger Holdings, Inc. and Centrisoft Corporation and consolidate the operations into your financial statements. Tell us how you accounted for the minority interests of Fatburger and Centrisoft Corporation on your Consolidated Financial Statements. Reference is made to ARB 51 paragraph 15.

Response No. 1

Both Fatburger and Centrisoft had negative equity capital at the time of our acquisition. As a result, no minority interest liability was recorded upon acquisition. Since the acquisition date, both entities have generated operating losses. Consistent with ARB 51, paragraph 15, 100% of the losses from the Fatburger and Centrisoft operations have been charged against our majority interest. For each of these operations, the losses attributable to the minority interests exceed their interests in the equity capital of these operations. Accordingly, on our consolidated balance sheet, the minority interest liability in Fatburger and Centrisoft is zero.

Note 25 - Subsequent Events, page F-31

Comment No. 2

We note that you sold seven stand-alone retail locations subsequent to year end. Tell us what these locations relate to and how you have considered paragraph 30 of FAS 144 in accounting for these locations as held for sale on your December 31, 2005 Consolidated Statements of Financial Condition and discontinued operations on your Consolidated Statements of Operations. In addition, please tell us the amount of gain or loss recognized on the sale.

Response No. 2

The seven retail locations sold in 2006 were part of the portfolio of 40 freestanding retail buildings located throughout the United States, owned either directly or through capital leases at December 31, 2005. We also control 45 additional similar retail locations through operating leases. All of the buildings are approximately 4,500 square feet each and were originally developed during the 1970’s and 1980’s as Kinney Shoe Store locations. The buildings are now leased to a variety of tenants including convenience stores, video rental outlets, shoe stores and other small businesses.

The cost of these seven retail locations was included in “Investments in Real Estate” on our balance sheet at December 31, 2005. These properties were sold in 2006 to one buyer in a single transaction and the gain on sale of the properties was approximately $0.5 million.

At December 31, 2005 the net book value of the seven properties held for sale was $2.9 million which was less than 5% of total assets, and less than 10% of the “Investments in Real Estate” on our balance sheet at December 31, 2005.

The purchase and sale of properties in the portfolio of freestanding retail buildings is part of our normal real estate operations. Buying out selected leases and selling the properties was a primary consideration in purchasing the original lease portfolio and this activity is described in the footnotes to the financial statements. Accordingly, we believe the accounting treatment and the related disclosures in our Form 10-K at December 31, 2005 are appropriate.

Item 15. Exhibits and Financial Statement Schedules, page 44

Comment No. 3

Considering your significant investments in real estate assets, we do not understand why you have excluded Schedule III from your Form 10-K. Please explain how you considered the requirements of Rule 5-04 of Regulation S-X in determining that the schedule was not required or applicable.

Response No. 3

Due to the varied nature of our business and our current emphasis on our restaurant and other non-real estate operations, we do not consider ourselves to be a traditional real estate company. We concluded that much of the information typically included in Schedule III is already included elsewhere in the Company’s disclosures, financial statements and related footnotes. While we do not believe that the inclusion of Schedule III will be particularly meaningful to readers of the Form 10-K, we are not opposed to including the schedule if it is deemed appropriate by the SEC.

Consolidated Statements of Financial Condition, page F-4

Comment No. 4

Please advise us why you have not presented a classified balance sheet as required by Rule 5-02 of Regulation S-X or revise your presentation accordingly.

Response No. 4

The Company is unusual in the varied nature of our operations. In addition, as described in the Form 10-K, our business is in a transitional phase. We expect that as we focus our attention on the expansion of the Fatburger operation, our future investments in real estate, loans and merchant banking activities will become less frequent. Accordingly, we have considered which financial presentation is most meaningful and most clearly exhibits our financial position and results of operations.

While we are involved in several different businesses, as of December 31, 2005, loans and real estate comprised a significant portion of our balance sheet. It is industry practice in these areas to present an unclassified balance sheet since categorizing assets and liabilities in the traditional manner would often be misleading. We believe that currently, the format presented is the most meaningful to readers. We anticipate that the presentation will change to a more traditional model in the future as our business activity narrows.

Consolidated Statements of Operations. page F-5

Comment No. 5

Please revise the presentation of your statements of operations to comply with Rule 5-03 of Regulation S-X. In doing so, please reclassify gains on sales of investment property and interest earned on non-operating assets, such as cash and loans to executive officers, as non-operating income. Please note the presentation of results on an operating segment basis should be limited to your SFAS 131 disclosure in the notes to the financial statements.

Response No. 5

As described above, the Company is unusual in the varied nature of our current operations and will be transitioning over the near term to a more traditional restaurant operation. In the meantime, our statement of operations needs to provide meaningful information on all aspects of our business.

For example, the selling of real estate has been part of our normal operations for many years, including 2005. We believe that re-classifying these gains as non-operating income would not convey the proper characterization of these transactions. Additionally, the Company’s operations have also included net interest income from loans and other securities, including, loans made to our executives prior to the Sarbanes-Oxley Act. While not particularly material in 2005, changing the format for the prior comparable years would reduce the effectiveness of the financial statements.

The grouping of the items on our income statement is intended to communicate the different aspects of our operations in the same manner management views the Company’s results of operations. This is in addition to the segment information required by SFAS #131 which is provided elsewhere in the notes to the financial statements. We believe that the current format of the statement of operations results in a fair presentation during this transition by showing gains on sale of investment properties and similar items as operating income. As our real estate operations continue to decline, these types of gains and interest may be more appropriately classified as non-operating income. However, we believe for 2005, the current presentation is most meaningful for readers.

We would welcome an opportunity to discuss any questions or concerns the staff may have regarding this matter and would be pleased to provide additional information that may be helpful. Since the Company does have a diverse set of operations, the accounting presentation for one type of business may not be appropriate for another. Despite these complications, we have tried to provide our financial information in accordance with the accounting requirements and in a manner that is easily understood by investors.

Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (503) 553-7364.

Respectfully submitted,

/s/ R. Scott Stevenson

R. Scott Stevenson
Chief Financial Officer

cc:                     James M. Waddington, Orrick, Herrington & Sutcliffe LLP
Michael Hilton, UHY LLP